

Mail Stop 3628

June 3, 2009

Via Facsimile and U.S. Mail

C. Brophy Christensen, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

      Re: **Cell Therapeutics, Inc.**
              Amendment No. 7 to Schedule TO-I filed June 3, 2009
              File No. 5-48459

Dear Mr. Christensen:

      We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

1. We note that your press release dated June 2, 2009 was filed as an exhibit to the amended Schedule TO on June 3, 2009. We remind you to file all written communications relating to the offer as soon as practicable on the date of the communication. Refer to Rule 13e-4(c)(1).

2. We note your response to comment 3 in our letter dated May 19, 2009; however, we reissue our comment. Please revise to include the summary financial information in Item 1010(c) of Regulation M-A. Refer to interpretation I.H.7. in the July 2001 Supplement to the Manual of Telephone Interpretations.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions